September 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	Ra Medical Systems, Inc. Registration Statement on Form S-3

Filed September 15
File No. 333-267443

Acceleration Request
Requested Date:September 23, 2022
Requested Time:4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ra Medical Systems, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-267443) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Eric Hsu at (650) 849-3305.

* * * *

Sincerely,

Ra Medical Systems, Inc.

_/s/ Brian Conn

Name: Brian Conn

Title: Interim Chief Executive Officer

cc:	Jonathan Will McGuire, Ra Medical Systems, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.